TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the six-month periods
ended September 30, 2003 and 2004

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2004 and September 30, 2004
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------


                                                                                                        U.S. dollars
                                                                                                        in millions
                                                                        Yen in millions                   (Note 4)
                                                             -------------------------------------- ------------------
                                                                 March 31,           September 30,      September 30,
                                                                    2004                 2004               2004
                                                             ----------------- -------------------- ------------------
Current assets:
   Cash and cash equivalents                                   (Y)  1,729,776       (Y)  1,528,243      $    13,762
   Time deposits                                                       68,473               68,375              616
   Marketable securities (Note 5)                                     448,457              679,172            6,116
   Trade accounts and notes receivable, less allowance for
     doubtful accounts of (Y)28,966 million as of March 31,
     2004 and (Y)23,896 million ($215 million) as of
     September 30, 2004                                             1,531,651            1,401,820           12,623
   Finance receivables, net                                         2,622,939            2,835,006           25,529
   Other receivables                                                  396,788              455,747            4,104
   Inventories                                                      1,083,326            1,191,041           10,725
   Deferred income taxes                                              457,161              464,369            4,182
   Prepaid expenses and other current assets                          509,882              513,936            4,628
                                                             ----------------- -------------------- ------------------
                     Total current assets                           8,848,453            9,137,709           82,285
                                                             ----------------- -------------------- ------------------

Noncurrent finance receivables, net                                 3,228,973            3,830,554           34,494
                                                             ----------------- -------------------- ------------------

Investments and other assets:
   Marketable securities and other securities investments
     (Note 5)                                                       2,241,971            2,424,590           21,833
   Affiliated companies                                             1,370,171            1,430,730           12,884
   Employees receivables                                               35,857               43,698              393
   Other                                                              960,156              847,102            7,628
                                                             ----------------- -------------------- ------------------
                                                                    4,608,155            4,746,120           42,738
                                                             ----------------- -------------------- ------------------


Property, plant and equipment:
   Land                                                             1,135,665            1,170,975           10,545
   Buildings                                                        2,801,993            2,863,953           25,790
   Machinery and equipment                                          7,693,616            7,866,194           70,835
   Vehicles and equipment on
     operating leases (Note 6)                                      1,493,780            1,664,343           14,987
   Construction in progress                                           237,195              260,804            2,348
                                                             ----------------- -------------------- ------------------
                                                                   13,362,249           13,826,269          124,505
    Less - Accumulated depreciation                                (8,007,602)          (8,230,458)         (74,115)
                                                             ----------------- -------------------- ------------------
                                                                    5,354,647            5,595,811           50,390
                                                             ----------------- -------------------- ------------------

       Total assets                                           (Y)  22,040,228      (Y)  23,310,194      $   209,907
                                                             ================= ==================== ==================


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2004 and September 30, 2004
--------------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------


                                                                                                        U.S. dollars
                                                                                                        in millions
                                                                        Yen in millions                   (Note 4)
                                                             -------------------------------------- ------------------
                                                                 March 31,           September 30,      September 30,
                                                                    2004                 2004               2004
                                                             ----------------- -------------------- ------------------
   Current liabilities:
      Short-term borrowings                                    (Y)  2,189,024       (Y)  2,285,994      $    20,585
      Current portion of long-term debt                             1,125,195            1,157,635           10,424
      Accounts payable                                              1,709,344            1,648,873           14,848
      Other payables                                                  665,624              697,566            6,282
      Accrued expenses                                              1,133,281            1,208,947           10,886
      Income taxes payable                                            252,555              271,250            2,443
      Other current liabilities                                       522,968              571,422            5,146
                                                             ----------------- -------------------- ------------------
                Total current liabilities                           7,597,991            7,841,687           70,614
                                                             ----------------- -------------------- ------------------

   Long-term liabilities:
      Long-term debt                                                4,247,266            4,807,512           43,291
      Accrued pension and severance costs                             725,569              714,795            6,437
      Deferred income taxes                                           778,561              822,567            7,407
      Other long-term liabilities                                      65,981              109,225              984
                                                             ----------------- -------------------- ------------------
                Total long-term liabilities                         5,817,377            6,454,099           58,119
                                                             ----------------- -------------------- ------------------

   Minority interest in consolidated subsidiaries                     446,293              472,332            4,253
                                                             ----------------- -------------------- ------------------

   Shareholders' equity:
      Common stock, no par value, authorized:
       9,740,185,400 shares at March 31, 2004 and
       9,740,185,400 shares at September 30, 2004;
       issued:
       3,609,997,492 shares at March 31, 2004 and
       3,609,997,492 shares at September 30, 2004                     397,050              397,050             3,575
      Additional paid-in capital                                      495,179              494,431             4,452
      Retained earnings                                             8,326,215            8,827,003            79,487
      Accumulated other comprehensive loss                           (204,592)            (134,377)           (1,210)
      Treasury stock, at cost
       280,076,395 shares at March 31, 2004 and
       328,022,418 shares at September 30, 2004                      (835,285)          (1,042,031)           (9,383)
                                                             ----------------- -------------------- ------------------
                Total shareholders' equity                          8,178,567            8,542,076            76,921
                                                             ----------------- -------------------- ------------------

   Commitments and contingencies (Note 9)

                Total liabilities and shareholders' equity     (Y) 22,040,228       (Y) 23,310,194      $    209,907
                                                             ================= ==================== ==================

        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the six-month periods ended September 30, 2003 and 2004
--------------------------------------------------------------------------------

                                                                                                 U.S. dollars
                                                                                                  in millions
                                                                 Yen in millions                   (Note 4)
                                                      ------------------  ------------------ --------------------
                                                                                               For the six-month
                                                         For the six-month periods ended         period ended
                                                                  September 30,                  September 30,
                                                      -------------------------------------- --------------------
                                                            2003                 2004                2004
                                                      ------------------  ------------------ --------------------
Net revenues:
   Sales of products                                   (Y)  7,861,781      (Y)  8,651,257      $    77,904
   Financing operations                                       362,460             374,408            3,372
                                                      ------------------  ------------------ --------------------
                                                            8,224,241           9,025,665           81,276
                                                      ------------------  ------------------ --------------------

Costs and expenses:
   Cost of products sold                                    6,274,364           6,961,521           62,688
   Cost of financing operations (Note 7)                      191,361             177,728            1,600
   Selling, general and administrative                        990,747           1,020,167            9,187
                                                      ------------------  ------------------ --------------------
                                                            7,456,472           8,159,416           73,475
                                                      ------------------  ------------------ --------------------

                Operating income                              767,769             866,249            7,801
                                                      ------------------  ------------------ --------------------

Other income (expense):
   Interest and dividend income                                28,779              33,128              298
   Interest expense                                           (12,210)             (7,944)            (71)
   Foreign exchange gain, net (Note 7)                         26,597               6,196               56
   Other income, net                                            1,078              15,586              140
                                                      ------------------  ------------------ --------------------
                                                               44,244              46,966              423
                                                      ------------------  ------------------ --------------------

Income before income taxes, minority interest
   and equity in earnings of affiliated companies             812,013             913,215            8,224
                                                      ------------------  ------------------ --------------------
Provision for income taxes                                    309,931             361,338            3,254
                                                      ------------------  ------------------ --------------------

Income before minority interest and equity in
   earnings of affiliated companies                           502,082             551,877            4,970
Minority interest in consolidated subsidiaries                (18,615)            (26,652)            (240)
Equity in earnings of affiliated companies                     40,993              58,813              529
                                                      ------------------  ------------------ --------------------
                Net income                             (Y)    524,460      (Y)    584,038      $     5,259
                                                      ==================  ================== ====================


                                                                                                  U.S. dollars
                                                                        Yen                         (Note 4)
                                                      -------------------------------------- --------------------
Net income per common share (Note 11):
Basic                                                  (Y)     153.36      (Y)     176.32      $      1.59
                                                      ==================  ================== ====================
Diluted                                                (Y)     153.35      (Y)     176.28      $      1.59
                                                      ==================  ================== ====================
Interim cash dividends per common share                (Y)      20.00      (Y)      25.00      $      0.23
                                                      ==================  ================== ====================

        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Shareholders' Equity
For the six-month periods ended September 30, 2003 and 2004
--------------------------------------------------------------------------------


                                                                              Yen in millions
                                            ----------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                         Additional                       other          Treasury
                                              Common      paid-in       Retained      comprehensive       stock,
                                               stock      capital       earnings      income (loss)       at cost         Total
                                            ----------- ------------ -------------- ----------------- ---------------- -------------

Balances at March 31, 2003                  (Y)397,050   (Y)493,790   (Y)7,301,795    (Y)(604,272)      (Y)(467,363)   (Y)7,121,000
                                            ----------- ------------ -------------- ----------------- ---------------- -------------
Comprehensive income:
   Net income                                                              524,460                                          524,460
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                       (112,479)                         (112,479)
     Unrealized gains on securities,
       net of reclassification adjustments                                                228,270                           228,270
     Minimum pension liability adjustments                                                 11,928                            11,928
   Total comprehensive income                                                                                               652,179
                                                                                                                       -------------
Dividends paid                                                             (69,782)                                         (69,782)
Purchase and reissuance of common stock                                                                    (130,923)       (130,923)
                                            ----------- ------------ -------------- ----------------- ---------------- -------------
Balances at September 30, 2003              (Y)397,050   (Y)493,790   (Y)7,756,473    (Y)(476,553)     (Y) (598,286)   (Y)7,572,474
                                            =========== ============ ============== ================= ================ =============

Balances at March 31, 2004                  (Y)397,050   (Y)495,179   (Y)8,326,215    (Y)(204,592)     (Y) (835,285)   (Y)8,178,567
                                            ----------- ------------ -------------- ----------------- ---------------- -------------
Issuance during the period                                     (748)                                                           (748)
Comprehensive income:
   Net income                                                              584,038                                          584,038
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                        119,499                           119,499
     Unrealized losses on securities,
       net of reclassification adjustments                                                (55,051)                          (55,051)
     Minimum pension liability adjustments                                                  5,767                             5,767
                                                                                                                       -------------
   Total comprehensive income                                                                                               654,253
                                                                                                                       -------------
Dividends paid                                                             (83,250)                                         (83,250)
Purchase and reissuance of common stock                                                                    (206,746)       (206,746)
                                            ----------- ------------ -------------- ----------------- ---------------- -------------
Balances at September 30, 2004              (Y)397,050   (Y)494,431   (Y)8,827,003    (Y)(134,377)    (Y)(1,042,031)    (Y)8,542,076
                                            =========== ============ ============== ================= ================ =============

        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Shareholders' Equity
For the six-month periods ended September 30, 2003 and 2004
--------------------------------------------------------------------------------


                                                                       U.S. dollars in millions (Note 4)
                                            ----------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                         Additional                       other          Treasury
                                              Common      paid-in       Retained      comprehensive       stock,
                                               stock      capital       earnings      income (loss)       at cost         Total
                                            ----------- ------------ -------------- ----------------- ---------------- -------------

Balances at March 31, 2004                   $ 3,575      $ 4,459       $ 74,977      $   (1,842)        $ (7,521)     $  73,648
                                            ----------- ------------ -------------- ----------------- ---------------- -------------
Issuance during the period                                     (7)                                                            (7)
Comprehensive income:
   Net income                                                              5,259                                           5,259
   Other comprehensive income (loss)
     Foreign currency translation adjustments                                              1,076                           1,076
     Unrealized losses on securities,
       net of reclassification adjustments                                                  (496)                           (496)
     Minimum pension liability adjustments                                                    52                              52
                                                                                                                       -------------
   Total comprehensive income                                                                                              5,891
                                                                                                                       -------------
Dividends paid                                                              (749)                                           (749)
Purchase and reissuance of common stock                                                                    (1,862)        (1,862)
                                            ----------- ------------ -------------- ----------------- ---------------- -------------
Balances at September 30, 2004               $ 3,575      $ 4,452       $ 79,487      $   (1,210)        $ (9,383)     $  76,921
                                            =========== ============ ============== ================= ================ =============

        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Cash-flows
For the six-month periods ended September 30, 2003 and 2004
--------------------------------------------------------------------------------

                                                                                                              U.S. dollars
                                                                                                               in millions
                                                                                 Yen in millions                (Note 4)
                                                                        --------------------------------- --------------------
                                                                                For the six-month           For the six-month
                                                                                  periods ended               period ended
                                                                                  September 30,               September 30,
                                                                        --------------------------------- --------------------
                                                                              2003              2004              2004
                                                                        ----------------- --------------- --------------------
   Cash flows from operating activities:
      Net income                                                          (Y)   524,460    (Y)   584,038     $     5,259
      Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation                                                           475,938          485,311           4,370
         Provision for doubtful accounts and credit losses                       38,418           31,966             288
         Pension and severance costs, less payments                              33,957            3,085              28
         Losses on disposal of fixed assets                                      18,896           18,914             170
         Unrealized losses on available-for-sale securities, net                  2,697            1,997              18
         Deferred income taxes                                                   21,996           49,858             449
         Minority interest in consolidated subsidiaries                          18,615           26,652             240
         Equity in earnings of affiliated companies                             (40,993)         (58,813)           (529)
         Changes in operating assets and liabilities, and other                  18,940          224,965           2,025
                                                                        ----------------- --------------- --------------------
                Net cash provided by operating activities                     1,112,924        1,367,973          12,318
                                                                        ----------------- --------------- --------------------

   Cash flows from investing activities:
      Additions to finance receivables                                       (4,182,349)      (4,358,871)        (39,251)
      Collection of and proceeds from sales of finance receivables            3,727,776        3,837,570          34,557
      Additions to fixed assets excluding equipment leased to others           (445,522)        (538,886)         (4,853)
      Additions to equipment leased to others                                  (298,454)        (361,708)         (3,257)
      Proceeds from sales of fixed assets excluding equipment leased
        to others                                                                31,234           29,152             263
      Proceeds from sales of equipment leased to others                         133,073          152,433           1,373
      Purchases of marketable securities and security investments            (1,137,863)        (747,373)         (6,730)
      Proceeds from sales of and maturity of marketable securities and
        security investments                                                    705,614          226,907           2,043
      Payments for additional investments in affiliated companies,
         net of cash acquired                                                   (18,876)            (683)             (6)
      Changes in investments and other assets, and other                         13,263            1,168              10
                                                                        ----------------- --------------- --------------------
                Net cash used in investing activities                        (1,472,104)      (1,760,291)        (15,851)
                                                                        ----------------- --------------- --------------------

  Cash flows from financing activities:
     Purchases of common stock                                                 (120,229)        (206,917)         (1,863)
     Proceeds from issuance of long-term debt                                   700,149          921,299           8,296
     Payments of long-term debt                                                (622,709)        (538,467)         (4,849)
     Increase in short-term borrowings                                          160,970           58,904             530
     Dividends paid                                                             (69,782)         (83,250)           (749)
                                                                        ----------------- --------------- --------------------
               Net cash provided by financing activities                         48,399          151,569           1,365
                                                                        ----------------- --------------- --------------------

  Effect of exchange rate changes on cash and cash equivalents                  (38,036)          39,216             353
                                                                        ----------------- --------------- --------------------
  Net decrease in cash and cash equivalents                                    (348,817)        (201,533)         (1,815)
  Cash and cash equivalents at beginning of period                            1,592,028        1,729,776          15,577
                                                                        ----------------- --------------- --------------------
  Cash and cash equivalents at end of period                              (Y) 1,243,211    (Y) 1,528,243     $    13,762
                                                                        ================= =============== ====================

        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1.   Basis of preparation:

     The accompanying semi-annual condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of September 30, 2004, and for the six-month periods ended September 30, 2003 and 2004, respectively, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements. The semi-annual condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2004. The semi-annual condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at those dates. The consolidated results for six-month periods are not necessarily indicative of results to be expected for the full year.

2.   Nature of operations:

     The parent company and its subsidiaries (collectively "Toyota") are primarily engaged in the design, manufacture, assembly and sale of passenger cars, sport-utility vehicles, minivans, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

3.   Summary of significant accounting policies:

     The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

     Significant accounting policies after reflecting adjustments for the above are as follows:

     Basis of consolidation and accounting for investments in affiliated companies - The semi-annual condensed consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Estimates -
     The preparation of Toyota's semi-annual condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the semi-annual condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

     Translation of foreign currencies -
     All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the appropriate period-end currency exchange rates and all income and expense accounts of those subsidiaries are translated at the average currency exchange rates for the period. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

     Foreign denominated receivables and payables are the translated at appropriate period-end currency exchange rates and the resulting transaction gains or losses are taken into income currently.

     Revenue recognition -
     Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

     Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer in a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

     Revenue from the sale of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.

     Revenue from retail financing contracts and finance leases is recognized using the effective yield method. Revenue from operating leases is recognized on a straight-line basis over the lease term.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

     Other costs -
     Advertising and sales promotion costs are expensed as incurred. Advertising costs were (Y)162,295 million and (Y)175,343 million ($1,579 million) for the six-month periods ended September 30, 2003 and 2004, respectively.

     Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. Toyota provides a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers.

     Research and development costs are expensed as incurred and were (Y)304,638 million and (Y)351,419 million ($3,165 million) for the six-month periods ended September 30, 2003 and 2004, respectively.

     Cash and cash equivalents -
     Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

     Marketable securities -
     Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Debt securities designated as held-to-maturity investments are carried at amortized costs. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

     Security investments in non-public companies -
     Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information of the investee.

     Finance receivables -
     Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

     Allowance for credit losses -
     Allowances for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

     Losses are charged to the allowance when it has been determined that payments will not be received and collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

     Allowance for residual value losses -
     Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

     The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sales.

     Inventories -
     Inventories are valued at cost, not in excess of market, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on the "specific identification" basis or "last in, first out" ("LIFO") basis. Inventories valued on the LIFO basis totaled (Y)190,642 million and
     (Y)207,835 million ($1,872 million) at March 31, 2004 and September 30, 2004, respectively. Had the "first in, first out" basis been used for those companies using the LIFO basis, inventories would have been (Y)21,463 million and (Y)27,652 million ($249 million) higher than reported at March 31, 2004 and September 30, 2004, respectively.

     Property, plant and equipment -
     Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on the estimated useful lives of the respective assets according to general class, type of construction and use. Estimated useful lives range from 3 to 60 years for buildings and from 2 to 20 years for machinery and equipment.

     Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on the straight-line method over the lease term, generally three years, to the estimated residual value.

     Long-lived assets -
     Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

     Goodwill and intangible assets -
     Goodwill is not material to Toyota's semi-annual condensed consolidated balance sheets.

     Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     assets with an indefinite life are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by using a discounted cash flow analysis.

     Environmental matters -
     Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted. There were no material changes in these liabilities for all periods presented.

     Income taxes -
     The provision for income taxes is computed based on the pretax income included in the semi-annual condensed consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Derivative financial instruments -
     Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

     Net income per common share -
     Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     share is similar to the calculation of basic net income per common share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

     Stock-based compensation -
     Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant.

     Other comprehensive income -
     Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize additional minimum liabilities associated with Toyota's defined benefit pension plans.

     Accounting change -
     In September 2004, the Emerging Issues Task Force ("EITF") reached consensus on the disclosure provisions in its Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1") for investments accounted for under the Statement of Financial Accounting Standards ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, and FAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. See note 5 for disclosures required by those provisions.

     Recent pronouncements to be adopted in future periods -
     No new accounting standards were issued subsequent to the annual report for the year ended March 31, 2004 that will be effective in future periods and are expected to have material impact on Toyota's consolidated financial statements.

     Reclassifications -
     Certain prior year amounts have been reclassified to conform to the presentation of the six-month period ended September 30, 2004.

4.   U.S. dollar amounts:

     U.S. dollar amounts presented in the semi-annual condensed consolidated financial statements and related notes are included solely for the convenience of the reader. These translations

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of (Y)111.05 = U.S. $1, the approximate currency exchange rate at September 30, 2004, was used for the translation of the accompanying semi-annual condensed consolidated financial amounts of Toyota as of and for the six-month period ended September 30, 2004.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5.   Marketable securities and other securities investments:

     Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:


                                                                    Yen in millions
                                              -------------------------------------------------------------
                                                                     March 31, 2004
                                              -------------------------------------------------------------
                                                                 Gross           Gross
                                                               unrealized     unrealized         Fair
                                                  Cost           gains          losses          value
                                              -------------- --------------- -------------- ---------------


   Available-for-sale
      Debt securities                         (Y)  1,606,685   (Y)   10,094    (Y)  1,626   (Y)  1,615,153
      Equity securities                              460,778        492,483           720          952,541
                                              -------------- --------------- -------------- ---------------
          Total                               (Y)  2,067,463   (Y)  502,577    (Y)  2,346   (Y)  2,567,694
                                              ============== =============== ============== ===============

   Securities not practicable to fair value
      Debt securities                         (Y)    43,382
      Equity securities                              79,352
                                              -------------
          Total                               (Y)   122,734
                                              =============


                                                                      Yen in millions
                                               --------------------------------------------------------------
                                                                    September 30, 2004
                                               --------------------------------------------------------------
                                                                   Gross          Gross
                                                                unrealized      unrealized         Fair
                                                    Cost           gains          losses          value
                                               --------------- -------------- --------------- ---------------

   Available-for-sale
      Debt securities                         (Y)  2,087,913   (Y)    8,865    (Y)    388   (Y)  2,096,390
      Equity securities                              454,206        414,764           772          868,198
                                              -------------- --------------- -------------- ---------------

          Total                               (Y)  2,542,119   (Y)  423,629    (Y)  1,160   (Y)  2,964,588
                                              ============== =============== ============== ===============

   Securities not practicable to fair value
      Debt securities                         (Y)     44,840
      Equity securities                               94,334
                                              --------------

          Total                               (Y)    139,174
                                              ==============


                                                                 U.S. dollars in millions
                                               --------------------------------------------------------------
                                                                    September 30, 2004
                                               --------------------------------------------------------------
                                                                   Gross           Gross
                                                                 unrealized     unrealized         Fair
                                                    Cost           gains          losses          value
                                               --------------- --------------- -------------- ---------------

   Available-for-sale
      Debt securities                              $  18,801       $     80       $     3      $    18,878
      Equity securities                                4,090          3,735             7            7,818
                                              -------------- --------------- -------------- ---------------

          Total                                    $  22,891       $  3,815       $    10      $    26,696
                                              ============== =============== ============== ===============

   Securities not practicable to fair value
      Debt securities                              $     404
      Equity securities                                  849
                                              --------------

          Total                                    $   1,253
                                              ==============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Unrealized losses continuously over a 12 month period or more in the aggregate were not material both at March 31, 2004 and September 30, 2004.

     In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments", issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Toyota's management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment testing for significant investments recorded at cost semi-annually, and if the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in earnings.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



6.   Vehicles and equipment on operating leases:

     Vehicles and equipment on operating leases consist of the following:

                                                                                       U.S. dollars
                                                          Yen in millions               in millions
                                                 ----------------------------------- ------------------
                                                     March 31,       September 30,      September 30,
                                                       2004              2004              2004
                                                 ----------------- ----------------- ------------------

       Vehicles                                    (Y) 1,387,404     (Y)  1,550,039     $  13,958
       Equipment                                         106,376            114,304         1,029
                                                 ----------------- ----------------- ------------------
                                                       1,493,780          1,664,343        14,987

       Less - Accumulated depreciation                  (375,861)          (413,675)       (3,725)
                                                 ----------------- ----------------- ------------------

                 Vehicles and equipment on
                   operating leases, net           (Y) 1,117,919     (Y)  1,250,668     $  11,262
                                                 ================= ================= ==================


     Rental income from vehicles and equipment on operating leases were
     (Y)149,591 million and (Y)140,711 million ($1,267 million) for the six-month periods ended September 30, 2003 and 2004, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

        12-month periods ending                               U.S. dollars
             September 30:              Yen in millions       in millions
    --------------------------------   ------------------  -------------------

                 2005                  (Y)  277,044          $   2,495
                 2006                       190,868              1,719
                 2007                       103,369                931
                 2008                        40,985                369
                 2009                        13,848                124
              Thereafter                     11,414                103
                                       ------------------  -------------------

     Total minimum future rentals      (Y)  637,528          $   5,741
                                       ==================  ===================


     The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


7.   Derivative financial instruments:

     Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

     Fair value hedges -
     Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligation at agreed-upon currency exchange and interest rates.

     For the six-month periods ended September 30, 2003 and 2004, the ineffective portions of Toyota's fair value hedge relationships, which are included in cost of financing operation, were not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

     Undesignated derivative financial instruments -
     Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange fluctuations and interest rate fluctuations from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in the cost of financing operations and foreign exchange gain, net in the accompanying consolidated statements of income.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.   Lease commitments:

     Toyota leases certain assets under capital lease and operating lease arrangements.

     An analysis of leased assets under capital leases is as follows:

                                                                                   U.S. dollars
                                                     Yen in millions               in millions
                                            -----------------------------------  -----------------
                                                March 31,       September 30,      September 30,
            Class of property                     2004              2004                2004
------------------------------------------- ---------------- ------------------  -----------------

Building                                      (Y)   10,937      (Y)   11,627          $     105
Machinery and equipment                            161,446           163,708              1,474
Less - Accumulated depreciation                   (118,956)         (124,433)            (1,121)
                                            ---------------- ------------------  -----------------
                                              (Y)   53,427      (Y)   50,902          $     458
                                            ================ ==================  =================

     Amortization expenses under capital leases for the six-month periods ended September 30, 2003 and 2004 were (Y)9,116 million and (Y)6,674 million ($60 million), respectively.

     Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2004 are as follows:

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



                                                                              U.S. dollars
          12-month periods ending September 30            Yen in millions     in millions
--------------------------------------------------------- ----------------- -----------------

    2005                                                   (Y) 16,508          $    149
    2006                                                       16,147               145
    2007                                                       16,758               151
    2008                                                        6,155                56
    2009                                                        5,680                51
    Thereafter                                                 20,577               185
                                                          ----------------- -----------------
           Total minimum lease payments                        81,825               737
Less - Amount representing interest                            (8,096)              (73)
           Present value of net minimum lease payments         73,729               664
Less - Current obligations                                    (15,253)             (137)
                                                          ----------------- -----------------

           Long-term capital lease obligations             (Y) 58,476          $    527
                                                          ================= =================


     Rental expenses under operating leases for the six-month periods ended September 30, 2003 and 2004 were (Y)40,679 million and (Y)40,241 million ($362 million), respectively.

     The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2004 are as follows:

                                                   Yen in         U.S. dollars
    12-month periods ending September 30          millions        in millions
--------------------------------------------- ---------------- -----------------

    2005                                        (Y)  8,648           $   78
    2006                                             6,465               58
    2007                                             4,807               43
    2008                                             3,712               33
    2009                                             3,087               28
    Thereafter                                       9,844               89
                                              ---------------- -----------------

        Total minimum future rentals            (Y) 36,563          $   329
                                              ================ =================

9. Other commitments and contingencies, concentrations and factors that may affect future operations:

     Commitments outstanding at September 30, 2004 for the purchase of property, plant and equipment and other assets are (Y)85,105 million ($766 million).

     Toyota enters into contracts with Toyota dealers to guarantee customers' payment of their installment payables that arises from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and range from one month to 35 years at September 30, 2004; however, they are generally shorter than the useful lives of products sold. Toyota is

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2004 is (Y)1,056,896 million ($9,517 million). Liabilities for guarantee of (Y)4,092 million ($37 million) have been provided for as of September 30, 2004. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose obligations Toyota guaranteed.

     In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan, BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. Twenty-six similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, fifty-five parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa and New Jersey on behalf of the same purchasers in these states. As of September 30, 2004, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction, but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages, but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have already submitted an amended compliant in order to proceed on the claim for damages. In the process of the federal district court case, Toyota is now responding to the plaintiff's discovery requests. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

     Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

     In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: 1) manufacturers shall bear all or significant part of the cost for taking back End-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002; 2) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; 3) vehicles type-approved and put on the market after three years after the amendment of Directive on Type-approval, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and 4) End-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states have adopted legislation to implement the directive. In addition, Sweden and Denmark have existing legislation that partially implements the directive. Belgium has partially adopted legislation implementing the directive. The implementation of the directive has also been in progress in 10 states newly joined the European Union in May 2004. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate End-of-life vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota's vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of September 30, 2004. Depending on the legislation implemented in the member states that have not yet enacted legislation and other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

     Toyota has a concentration of material purchases from a supplier which is an affiliated company. These purchases approximate 10% of material costs.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2005.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10.  Segment data:

     The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

     The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures, assembles and distributes passenger cars, sport-utility vehicles, minivans, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota's products as well as other products. The All Other segment includes Toyota's housing business and various other business activities.

     The following tables present certain information regarding Toyota's industry segments and operations by geographic areas as of March 31, 2004 and September 30, 2004 and for the six-month periods ended September 30, 2003 and 2004:


     Information about segment results and assets -
     As of March 31, 2004 and for the six-month period ended September 30, 2003:



                                                              Yen in millions
                           --------------------------------------------------------------------------------------
                                                                                Intersegment
                                                                                Elimination/
                                               Financial                        Unallocated
                              Automotive        Services        All Other          Amount             Total
                           ----------------  ---------------   --------------  ---------------  -----------------

Net revenues
 External customers        (Y)   7,584,310    (Y)   362,460     (Y)  277,471    (Y)       -      (Y)  8,224,241
 Inter-segment                       6,126            9,000          126,208         (141,334)                -
                           ---------------    -------------     ------------    -------------    --------------
     Total net revenues          7,590,436          371,460          403,679         (141,334)        8,224,241
Operating expenses               6,887,802          309,779          397,632         (138,741)        7,456,472
                           ---------------    -------------     ------------    -------------    --------------
Operating income(loss)     (Y)     702,634    (Y)    61,681     (Y)    6,047    (Y)    (2,593)   (Y)    767,769
                           ===============    =============     ============    =============    ==============

Segment assets *           (Y)  10,207,395    (Y) 8,138,297     (Y)  941,925    (Y) 2,752,611    (Y) 22,040,228
Investment in equity
  method investees *             1,092,713          211,657                -           60,407         1,364,777
Depreciation                       368,242           97,493           10,203                -           475,938
Expenditures for segment
  assets                           459,390          238,155           20,371           26,060           743,976

* Representing figures as of March 31, 2004.

                                       18


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
As of and for the six-month period ended September 30, 2004:



                                                              Yen in millions
                           --------------------------------------------------------------------------------------
                                                                                  Intersegment
                                                                                  Elimination/
                                                 Financial                        Unallocated
                                Automotive        Services       All Other           Amount            Total
                           -----------------  --------------- ---------------  ----------------  ----------------

Net revenues
 External customers          (Y)  8,332,161     (Y)  374,408     (Y)  319,096    (Y)         -     (Y)  9,025,665
 Inter-segment                        7,477            9,958          147,795         (165,230)                 -
                             --------------      -----------     ------------    --------------    --------------
     Total net revenues           8,339,638          384,366          466,891         (165,230)         9,025,665
Operating expenses                7,582,799          281,699          454,143         (159,225)         8,159,416
                             --------------      -----------     ------------    --------------    --------------
Operating income             (Y)    756,839    (Y)   102,667     (Y)   12,748    (Y)    (6,005)    (Y)    866,249
                             ==============    =============     ============    ==============    ==============
Segment assets               (Y) 10,602,067    (Y) 9,060,240     (Y)  927,781    (Y) 2,720,106     (Y) 23,310,194
Investment in equity
  method investees                1,159,997          207,182                -           55,064          1,422,243
Depreciation                        378,416           96,252           10,643                -            485,311
Expenditures for segment
  assets                            543,568          295,427           21,357           40,242            900,594




                                                         U.S. dollars in millions
                           --------------------------------------------------------------------------------------
                                                                                  Intersegment
                                                                                  Elimination/
                                                 Financial                        Unallocated
                                Automotive        Services        All Other          Amount            Total
                           ------------------  --------------  ----------------- --------------  ----------------

Net revenues
 External customers           $      75,031     $      3,371      $     2,874     $          -      $      81,276
 Inter-segment                           67               90            1,331           (1,488)                 -
                              -------------     ------------     ------------     ------------      -------------
     Total net revenues              75,098            3,461            4,205           (1,488)            81,276
Operating expenses                   68,283            2,536            4,090           (1,434)            73,475
                              -------------     ------------     ------------     ------------      -------------
Operating income              $       6,815     $        925      $       115     $        (54)     $       7,801
                              =============     ============     ============     ============      =============

Segment assets                $      95,471     $     81,587      $     8,355     $     24,494      $     209,907
Investment in equity
  method investees                   10,446            1,865                -              496             12,807
Depreciation                          3,407              867               96                -              4,370
Expenditures for segment
  assets                              4,895            2,660              192              363              8,110



        Revenue and operating income of the Financial Services segment for the six-month period ended September 30, 2004, includes the impact of adjustments made by a sales financing subsidiary in the United States of America relating to the correction of errors relating to prior periods.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        Geographic Information -
        As of March 31, 2004 and for the six-month period ended September 30, 2003:


                                                                  Yen in millions
                         ---------------------------------------------------------------------------------------------------
                                                                                              Intersegment
                                                                                              Elimination/
                                                North                        Other foreign    Unallocated
                               Japan           America           Europe        countries         Amount           Total
                         -----------------  --------------  ---------------  --------------  --------------  ---------------

Net revenues
  External customers       (Y)  3,325,570    (Y) 2,896,155   (Y)   977,630    (Y) 1,024,886   (Y)         -   (Y)  8,224,241
  Inter-segment                 2,171,720          117,912          54,645           77,931      (2,422,208)               -
                          ---------------   --------------  --------------   --------------  ---------------  --------------
     Total net revenues         5,497,290        3,014,067       1,032,275        1,102,817      (2,422,208)       8,224,241
Operating expenses              4,967,548        2,850,451       1,009,801        1,049,524      (2,420,852)       7,456,472
                          ---------------   --------------  --------------   --------------  ---------------  --------------
Operating income           (Y)    529,742    (Y)   163,616   (Y)    22,474    (Y)    53,293   (Y)    (1,356)  (Y)    767,769
                          ===============   ==============  ==============   ==============  ===============  ==============

Segment assets *           (Y) 10,210,904    (Y) 6,674,694   (Y) 1,842,947    (Y) 1,567,276   (Y) 1,744,407   (Y) 22,040,228
Long-lived assets *             3,032,629        1,536,550         448,954          336,514               -        5,354,647


* Representing figures as of March 31, 2004.


        As of and for the six-month period ended September 30, 2004:


                                                                  Yen in millions
                         ---------------------------------------------------------------------------------------------------
                                                                                              Intersegment
                                                                                              Elimination/
                                                North                        Other foreign    Unallocated
                               Japan           America           Europe        countries         Amount           Total
                         -----------------  --------------  ---------------  --------------  --------------  ---------------

Net revenues
  External customers       (Y)  3,540,760    (Y) 3,102,246   (Y) 1,129,304    (Y) 1,253,355   (Y)          -   (Y)  9,025,665
  Inter-segment                 2,239,791           87,520          71,993           78,951       (2,478,255)               -
                          ---------------   --------------  --------------   --------------  ---------------   --------------
     Total net revenues         5,780,551        3,189,766       1,201,297        1,332,306       (2,478,255)       9,025,665
Operating expenses              5,289,985        2,944,990       1,135,027        1,261,412       (2,471,998)       8,159,416
                          ---------------   --------------  --------------   --------------  ---------------   --------------
Operating income           (Y)    490,566    (Y)   244,776   (Y)    66,270    (Y)    70,894   (Y)     (6,257)  (Y)    866,249
                          ===============   ==============  ==============   ==============  ===============   ==============

Segment assets             (Y) 10,217,231    (Y) 7,452,016   (Y) 2,080,172    (Y) 1,705,329   (Y)  1,855,446   (Y) 23,310,194
Long-lived assets               3,040,406        1,659,928         490,765          404,712                -        5,595,811



                                                              U.S. dollars in millions
                         ---------------------------------------------------------------------------------------------------
                                                                                              Intersegment
                                                                                              Elimination/
                                                North                        Other foreign    Unallocated
                               Japan           America           Europe        countries         Amount           Total
                         -----------------  --------------  ---------------  --------------  --------------  ---------------

Net revenues
  External customers       $      31,884     $     27,936    $     10,170     $     11,286     $        -      $     81,276
  Inter-segment                   20,170              788             648              711        (22,317)                -
                          ---------------   --------------  --------------   --------------   -------------   --------------
     Total net revenues           52,054           28,724          10,818           11,997        (22,317)           81,276
Operating expenses                47,636           26,520          10,221           11,359        (22,261)           73,475
                          ---------------   --------------  --------------   --------------   -------------   --------------
Operating income           $       4,418     $      2,204    $        597     $        638     $      (56)     $      7,801
                          ===============   ==============  ==============   ==============   =============   ==============

Segment assets             $      92,006     $     67,105    $     18,732     $     15,356     $   16,708      $    209,907
Long-lived assets                 27,379           14,948           4,419            3,644              -            50,390


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
        Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

        There are no any individually material countries with respect to revenues, operating expenses, operating income, segment assets and long-lived assets included in Other foreign countries.

        Unallocated amounts included in segment assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were (Y)3,270,973 million and (Y)3,292,816 million ($29,652 million) as of March 31, 2004 and September 30, 2004, respectively.

        Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length prices. In measuring the reportable segments' income or losses, operating income consists of net revenues less operating expenses.

        Overseas revenues by destination -
        The following information shows revenues that are attributed to countries based on the location of the customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information, Toyota discloses this supplemental information in order to provide readers with valuable information.


                                                                    U.S. dollars in
                                         Yen in millions                millions
                                ---------------------------------  -----------------
                                                                   For the six-month
                                 For the six-month periods ended      period ended
                                          September 30,              September 30,
                                ---------------------------------  -----------------
                                     2003              2004              2004
                                ---------------   ---------------  -----------------

       North America             (Y)  3,013,321    (Y)  3,194,425      $  28,766
       Europe                           944,563         1,139,092         10,257
       Other foreign countries        1,601,666         1,865,702         16,801


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
        Certain financial statement data on non-financial services business and financial services business -
        The financial data presents separately Toyota's non-financial services and financial services businesses.

Balance sheets -


                                                                                           U.S. dollars
                                                                Yen in millions             in millions
                                                       ---------------------------------  ---------------
                                                          March 31,      September 30,     September 30,
                                                            2004              2004             2004
                                                       --------------  -----------------  ---------------

Non-Financial Services Business
   Current assets
      Cash and cash equivalents                        (Y)  1,618,876    (Y)  1,314,036      $  11,833
      Time deposits                                            16,689            13,511            122
      Marketable securities                                   444,543           678,372          6,109
      Trade accounts and notes receivable,
        less allowance for doubtful accounts                1,570,205         1,427,122         12,851
      Inventories                                           1,083,326         1,191,041         10,725
      Prepaid expenses and other current assets             1,391,600         1,592,838         14,343
                                                       ---------------  ----------------    -----------
       Total current assets                                 6,125,239         6,216,920         55,983
                                                       ---------------  ----------------    -----------
   Investments and other assets                             4,254,625         4,477,055         40,316
   Property, plant and equipment                            4,398,163         4,522,952         40,729
                                                       ---------------  ----------------    -----------

       Total Non-Financial Services Business assets        14,778,027        15,216,927        137,028
                                                       ---------------  ----------------    -----------
Financial Services Business
   Current assets
      Cash and cash equivalents                               110,900           214,207          1,929
      Time deposits                                            51,784            54,864            494
      Marketable securities                                     3,914               800              7
      Finance receivables, net                              2,608,340         2,835,006         25,529
      Prepaid expenses and other current assets               605,019           584,485          5,264
                                                       ---------------  ----------------    -----------
       Total current assets                                 3,379,957         3,689,362         33,223
                                                       ---------------  ----------------    -----------
   Noncurrent finance receivables, net                      3,221,013         3,830,554         34,494
   Investments and other assets                               580,843           467,465          4,209
   Property, plant and equipment                              956,484         1,072,859          9,661
                                                       ---------------  ----------------    -----------

       Total Financial Services Business assets             8,138,297         9,060,240         81,587
                                                       ---------------  ----------------    -----------

   Elimination of assets                                     (876,096)         (966,973)        (8,708)
                                                       ---------------  ----------------    -----------

       Total assets                                    (Y) 22,040,228    (Y) 23,310,194      $ 209,907
                                                       ===============  ================    ===========


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                                                                                           U.S. dollars
                                                                Yen in millions             in millions
                                                       ---------------------------------  ---------------
                                                          March 31,      September 30,     September 30,
                                                            2004              2004             2004
                                                       --------------  -----------------  ---------------

Non-Financial Services Business
   Current liabilities
      Short-term borrowings                            (Y)    718,396    (Y)    758,411      $    6,829
      Current portion of long-term debt                        62,634            66,061             595
      Accounts payable                                      1,695,255         1,628,552          14,665
      Accrued expenses                                      1,084,357         1,151,471          10,369
      Income taxes payable                                    241,691           255,131           2,298
      Other current liabilities                               971,796         1,065,345           9,593
                                                       ---------------  ----------------    -----------
       Total current liabilities                            4,774,129         4,924,971          44,349
                                                       ---------------  ----------------    -----------
   Long-term liabilities
      Long-term debt                                          771,791           764,403           6,883
      Accrued pension and severance costs                     724,369           713,352           6,424
      Other long-term liabilities                             600,158           605,394           5,452
                                                       ---------------  ----------------    -----------
       Total long-term liabilities                          2,096,318         2,083,149          18,759
                                                       ---------------  ----------------    -----------

    Total Non-Financial Services Business liabilities       6,870,447         7,008,120          63,108
                                                       ---------------  ----------------    -----------
Financial Services Business
   Current liabilities
      Short-term borrowings                                 2,029,258         2,152,069          19,379
      Current portion of long-term debt                     1,088,762         1,094,264           9,854
      Accounts payable                                         15,287            20,596             185
      Accrued expenses                                         53,031            62,186             560
      Income taxes payable                                     10,864            16,119             145
      Other current liabilities                               259,826           286,132           2,577
                                                       ---------------  ----------------    -----------
       Total current liabilities                            3,457,028         3,631,366          32,700
                                                       ---------------  ----------------    -----------
   Long-term liabilities
      Long-term debt                                        3,726,355         4,304,904          38,766
      Accrued pension and severance costs                       1,200             1,443              13
      Other long-term liabilities                             244,386           326,398           2,939
                                                       ---------------  ----------------    -----------
       Total long-term liabilities                          3,971,941         4,632,745          41,718
                                                       ---------------  ----------------    -----------

    Total Financial Services Business liabilities           7,428,969         8,264,111          74,418
                                                       ---------------  ----------------    -----------

   Elimination of liabilities                                (884,048)         (976,445)         (8,793)
                                                       ---------------  ----------------    -----------
         Total liabilities                                 13,415,368        14,295,786         128,733
                                                       ---------------  ----------------    -----------

   Minority interest in consolidated subsidiaries             446,293           472,332           4,253
                                                       ---------------  ----------------    -----------

   Shareholders' equity                                     8,178,567         8,542,076          76,921
                                                       ---------------  ----------------    -----------

       Total liabilities and shareholders' equity      (Y) 22,040,228    (Y) 23,310,194      $  209,907
                                                       ===============  ================    ===========


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Statements of income -


                                                                                              U.S. dollars
                                                                Yen in millions               in millions
                                                       ----------------------------------  ------------------
                                                                                                For the
                                                         For the six-month period ended        six-month
                                                                 September 30,                period ended
                                                                                             September 30,
                                                       ----------------------------------  ------------------
                                                             2003               2004              2004
                                                       ----------------  ----------------  ------------------

Non-Financial Services Business
   Net revenues                                        (Y)   7,867,021     (Y)  8,655,852      $     77,945
                                                       ---------------     --------------    --------------
   Costs and expenses
      Cost of revenues                                       6,275,627          6,958,489            62,661
      Selling, general and administrative                      880,774            925,295             8,332
                                                       ---------------     --------------    --------------
        Total costs and expenses                             7,156,401          7,883,784            70,993
                                                       ---------------     --------------    --------------
   Operating income                                            710,620            772,068             6,952
                                                       ---------------     --------------    --------------
   Other income, net                                            44,272             40,854               368
                                                       ---------------     --------------    --------------
   Income before income taxes, minority interest and           754,892            812,922             7,320
     equity in earnings of affiliated companies
   Provision for income taxes                                  285,959            319,354             2,875
                                                       ---------------     --------------    --------------
   Income before minority interest and equity in               468,933            493,568             4,445
     earnings of affiliated companies
   Minority interest in consolidated subsidiaries              (18,150)           (26,413)             (238)
   Equity in earnings of affiliated companies                   37,413             50,762               457
                                                       ---------------     --------------    --------------
   Net income- Non- Financial Services Business                488,196            517,917             4,664
                                                       ---------------     --------------    --------------

Financial Services Business
   Net revenues                                                371,460            384,366             3,461
                                                       ---------------     --------------    --------------
   Costs and expenses
      Cost of revenues                                         192,157            182,535             1,643
      Selling, general and administrative                      117,622             99,164               893
                                                       ---------------     --------------    --------------
        Total costs and expenses                               309,779            281,699             2,536
                                                       ---------------     --------------    --------------
   Operating income                                             61,681            102,667               925
                                                       ---------------     --------------    --------------
   Other expenses, net                                          (4,689)            (2,395)              (22)
                                                       ---------------     --------------    --------------
   Income before income taxes, minority interest and            56,992            100,272               903
     equity in earnings of affiliated companies
   Provision for income taxes                                   23,840             41,976               378
                                                       ---------------     --------------    --------------
   Income before minority interest and equity in                33,152             58,296               525
     earnings of affiliated companies
   Minority interest in consolidated subsidiaries                 (465)              (239)               (2)
   Equity in earnings of affiliated companies                    3,580              8,051                72
                                                       ---------------     --------------    --------------
   Net income- Financial Services Business                      36,267             66,108               595
                                                       ---------------     --------------    --------------

   Elimination of net income                                        (3)                13                 0
                                                       ---------------     --------------    --------------
   Net income                                          (Y)     524,460     (Y)    584,038      $      5,259
                                                       ===============     ==============    ==============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Statement of cash flows -


                                                                                                           U.S. dollars
                                                                                  Yen in millions           in millions
                                                                        --------------------------------  ---------------
                                                                                                             For the
                                                                                                            six-month
                                                                             For the six-month periods     period ended
                                                                                ended September 30,        September 30,
                                                                        --------------------------------  ---------------
                                                                              2003             2004             2004
                                                                        ---------------  ---------------  ---------------

Non-Financial Services Business
   Cash flows from operating activities
     Net income                                                          (Y)  488,196       (Y)  517,917      $  4,664
     Adjustments to reconcile net income to net cash provided by operating activities
       Depreciation                                                           378,445            389,059         3,503
       Pension and severance costs, less payments                              34,000              2,857            26
       Losses on disposal of fixed assets                                      18,423             18,540           167
       Unrealized losses on available-for-sale
       securities, net                                                          2,697              1,997            18
       Deferred income taxes                                                    6,831             19,492           176
       Minority interest in consolidated subsidiaries                          18,150             26,413           238
       Equity in earnings of affiliated companies                             (37,413)           (50,762)         (457)
       Changes in operating assets and liabilities, and other                 (44,461)            22,187           199
                                                                        --------------     --------------    ----------
                    Net cash provided by operating activities                 864,868            947,700         8,534
                                                                        --------------     --------------    ----------

   Cash flows from investing activities
     Additions to fixed assets excluding equipment leased to others          (433,924)          (531,073)       (4,783)
     Additions to equipment leased to others                                  (71,897)           (74,094)         (667)
     Proceeds from sales of fixed assets excluding equipment leased
     to others                                                                 25,888             26,037           234
     Proceeds from sales of equipment leased to others                         24,840             38,576           347
     Purchases of marketable securities and security investments             (968,766)          (686,319)       (6,180)
     Proceeds from sales of and maturity of marketable securities and
     security investments                                                     582,102            166,815         1,502
     Payments for additional investments in affiliated companies, net
     of cash acquired                                                         (18,876)              (683)           (6)
     Changes in investments and other assets, and other                        (3,170)            42,691           385
                                                                        --------------     --------------    ----------
                      Net cash used in investing activities                  (863,803)        (1,018,050)       (9,168)
                                                                        --------------     --------------    ----------

   Cash flows from financing activities
     Purchases of common stock                                               (120,229)          (206,917)       (1,863)
     Proceeds from issuance of long-term debt                                  32,088             13,463           121
     Payments of long-term debt                                              (111,290)           (28,653)         (258)
     Increase (Decrease) in short-term borrowings                              (4,387)            45,804           413
     Dividends paid                                                           (69,782)           (83,250)         (750)
     Other                                                                    (15,000)            (7,000)          (63)
                                                                        --------------     --------------    ----------
                      Net cash used in financing activities                  (288,600)          (266,553)       (2,400)
                                                                        --------------     --------------    ----------

   Effect of exchange rate changes on cash and cash equivalents               (30,774)            32,063           289
                                                                        --------------     --------------    ----------
   Net decrease in cash and cash equivalents                                 (318,309)          (304,840)       (2,745)
   Cash and cash equivalents at beginning of period                         1,437,731          1,618,876        14,578
                                                                        --------------     --------------    ----------
   Cash and cash equivalents at end of period                           (Y) 1,119,422     (Y)  1,314,036      $ 11,833
                                                                        ==============     ==============    ==========


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                                                                                                           U.S. dollars
                                                                                  Yen in millions           in millions
                                                                        --------------------------------  ---------------
                                                                                                             For the
                                                                                                            six-month
                                                                             For the six-month periods     period ended
                                                                                ended September 30,        September 30,
                                                                        --------------------------------  ---------------
                                                                              2003             2004             2004
                                                                        ---------------  ---------------  ---------------

Financial Services Business
Cash flows from operating activities
   Net income                                                         (Y)    36,267       (Y)    66,108         $     595
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                           97,493              96,252               867
      Deferred income taxes                                                  15,033              30,358               273
      Minority interest in consolidated subsidiaries                            465                 239                 2
      Equity in earnings of affiliated companies                             (3,580)             (8,051)              (72)
      Changes in operating assets and liabilities, and other                    524             163,504             1,472
                                                                     ----------------    ----------------     -------------
               Net cash provided by operating activities                    146,202             348,410             3,137
                                                                     ----------------    ----------------     -------------

Cash flows from investing activities
   Additions to finance receivables                                      (4,182,349)         (4,358,871)          (39,251)
   Collection of and proceeds from sales of finance receivables           3,727,776           3,837,570            34,557
   Additions to fixed assets excluding equipment leased to others           (11,598)             (7,813)              (70)
   Additions to equipment leased to others                                 (226,557)           (287,614)           (2,590)
   Proceeds from sales of fixed assets excluding equipment leased
   to others                                                                  5,346               3,115                28
   Proceeds from sales of equipment leased to others                        108,233             113,857             1,025
   Purchases of marketable securities and security investments             (169,097)            (61,054)             (550)
   Proceeds from sales of and maturity of marketable securities and
   security investments                                                     123,512              60,092               541
   Changes in investments and other assets, and other                       (19,281)            (20,247)             (182)
                                                                     ----------------    ----------------     -------------
                   Net cash used in investing activities                   (644,015)           (720,965)           (6,492)
                                                                     ----------------    ----------------     -------------

Cash flows from financing activities
   Proceeds from issuance of long-term debt                                 706,040             928,861             8,365
   Payments of long-term debt                                              (546,392)           (543,592)           (4,895)
   Increase in short-term borrowings                                        299,919              76,440               688
   Other                                                                     15,000               7,000                63
                                                                     ----------------    ----------------     -------------
               Net cash provided by financing activities                    474,567             468,709             4,221
                                                                     ----------------    ----------------     -------------

Effect of exchange rate changes on cash and cash equivalents                 (7,262)              7,153                64
                                                                     ----------------    ----------------     -------------
Net increase (decrease) in cash and cash equivalents                        (30,508)            103,307               930
Cash and cash equivalents at beginning of period                            154,297             110,900               999
                                                                     ----------------    ----------------     -------------
Cash and cash equivalents at end of period                            (Y)   123,789       (Y)   214,207         $   1,929
                                                                     ================    ================     =============


Consolidated
Effect of exchange rate changes on cash and cash equivalents          (Y)   (38,036)      (Y)    39,216         $     353
Net decrease in cash and cash equivalents                                  (348,817)           (201,533)           (1,815)
Cash and cash equivalents at beginning of period                          1,592,028           1,729,776            15,577
                                                                     ----------------    ----------------     -------------
Cash and cash equivalents at end of period                            (Y) 1,243,211       (Y) 1,528,243         $  13,762
                                                                     ================    ================     =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
11.     Per share amounts

        Reconciliations of the differences between basic and diluted net income per share for the six-month periods ended September 30, 2003 and 2004 are as follows:


                                                          Yen in         Thousands                             U.S.
                                                         millions        of shares            Yen            dollars
                                                        ------------   ---------------   --------------    ------------
                                                                          Weighted-           Net               Net
                                                            Net            average          income            income
                                                           income          shares          per share         per share
                                                        ------------   ---------------   --------------    ------------
        For the six-month period ended September
         30, 2003
        Basic net income per common share               (Y)  524,460       3,419,900      (Y)   153.36
         Effect of dilutive securities
           Assumed exercise of
             dilutive stock options                                               90
                                                        ------------   ---------------   --------------
        Diluted net income per common share             (Y)  524,460       3,419,990      (Y)   153.35
                                                        ============   ===============   ==============

        For the six-month period ended September
         30, 2004
        Basic net income per common share               (Y)  584,038       3,312,441      (Y)   176.32      $    1.59
         Effect of dilutive securities
           Assumed exercise of
             dilutive stock options                                              760
                                                        ------------   ---------------   --------------    ------------
        Diluted net income per common share             (Y)  584,038       3,313,201      (Y)   176.28      $    1.59
                                                        ============   ===============   ==============    ============



        Certain stock options were not included in the computation of diluted net income per common share for the six-month periods ended September 30, 2003 and 2004 because the options' exercise prices were greater than the average market price per common share during the periods.

        The following table shows Toyota's net assets per share as of March 31, 2004 and September 30, 2004. Net assets per share amounts are calculated as dividing net assets' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of corresponding period.


                                                    Yen in            Thousands
                                                   millions           of shares             Yen            U.S. dollars
                                                ----------------    ---------------    ---------------    ---------------
                                                                     Shares issued
                                                                          and
                                                                      outstanding
                                                                     at the end of        Net assets         Net assets
                                                   Net assets         the period          per share          per share
                                                ----------------    ---------------    ---------------    ---------------

         As of March 31, 2004
           Net assets per common share           (Y)  8,178,567        3,329,921       (Y)  2,456.08
         As of September 30, 2004
           Net assets per common share                8,542,076        3,281,975            2,602.72         $   23.44
